Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2023 Financial Results

SHANGHAI, November 29, 2023 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights:

•

Total net revenues were RMB5.8 billion (US$795.7 million), flat with the same period of 2022. Revenues from advertising were RMB1.6 billion (US$224.5 million), representing an increase of 21% from the same period of 2022.

•	Gross profit was RMB1.5 billion (US$198.8 million), representing an increase of 38% from the same period of 2022. Gross profit margin was 25.0%, compared with 18.2% in the same period of 2022.

•	Net loss was RMB1.3 billion (US$183.3 million), narrowing by 22% from the same period of 2022.

•	Adjusted net loss[1] was RMB863.5 million (US$118.3 million), narrowing by 51% from the same period of 2022.

•	Average daily active users (DAUs) were 102.8 million, representing an increase of 14% from the same period of 2022.

“Our community growth and commercialization efforts have formed a virtuous cycle in the third quarter,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “We delivered remarkable user growth and engagement in the third quarter while effectively improving our commercialization efficiency. Our DAUs surpassed an exciting milestone of 100 million, marking a 14% year-over-year increase to 103 million. Additionally, users’ average daily time spent on our platform reached a historical high of 100 minutes, boosting total user time spent2 by 19% year-over-year. Meanwhile, we are continuing to strengthen our commercialization efficiency by integrating advertising solutions and live broadcasting across our content ecosystem. This strategy has driven our revenues from advertising and value-added services up by 21% and 17% year-over-year, respectively. We are proud of the quality community growth we have achieved thus far, and we are confident that our self-driven content ecosystem will lead to even more user growth and commercial opportunities ahead.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “In the third quarter, our gross profit margin improved from 18% to 25%, and our gross profit grew by 38%, both year-over-year. While we grew our DAUs, we further reined in our total operating expenses by 12% and narrowed our adjusted net loss by 51%, both year-over-year. Notably, our operating cash flow turned positive in the third quarter, showing our operations have entered a positive cycle. Going forward, we remain committed to further improving our financials and creating value for all stakeholders.”

Third Quarter 2023 Financial Results

Total net revenues. Total net revenues were RMB5.8 billion (US$795.7 million), flat with the same period of 2022.

Value-added services (VAS). Revenues from VAS were RMB2.6 billion (US$355.7 million), representing an increase of 17% from the same period of 2022, led by an increase in revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB1.6 billion (US$224.5 million), representing an increase of 21% from the same period of 2022, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB991.8 million (US$135.9 million), representing a decrease of 33% from the same period of 2022, and an increase of 11% quarter-over-quarter. The year-over-year decrease was mainly due to the high base from the release of Space Hunter 3 in June 2022, as well as lower-than-expected revenues from certain new games in the third quarter of 2023.

IP derivatives and others (formerly known as E-commerce and others). Revenues from IP derivatives and others were RMB580.0 million (US$79.5 million), representing a decrease of 23% from the same period of 2022, primarily due to a decrease in revenues from IP derivatives sales.

Cost of revenues. Cost of revenues was RMB4.4 billion (US$596.9 million), representing a decrease of 8% from the same period of 2022. The decrease was mainly due to lower content costs, server and bandwidth costs and others costs led by effective cost control. Revenue-sharing costs, a key component of the cost of revenues, were RMB2.5 billion (US$336.6 million), representing an increase of 3% from the same period of 2022.

Gross profit. Gross profit was RMB1.5 billion (US$198.8 million), representing an increase of 38% from the same period of 2022, primarily as a result of the Company’s reduction of fixed costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.6 billion (US$350.5 million), representing a decrease of 12% from the same period of 2022.

Sales and marketing expenses. Sales and marketing expenses were RMB992.3 million (US$136.0 million), representing a 19% decrease year-over-year. The decrease was primarily attributable to reduced promotional spending related to user acquisition in the third quarter of 2023.

General and administrative expenses. General and administrative expenses were RMB499.1 million (US$68.4 million), representing an 8% decrease year-over-year. The decrease was primarily attributable to a decline in allowance for doubtful accounts, rental costs and other general and administrative expenses in the third quarter of 2023.

Research and development expenses. Research and development expenses were RMB1.1 billion (US$146.1 million), representing a 6% decrease year-over-year. The decrease was mainly attributable to a decline in staff-related costs in the third quarter of 2023.

Loss from operations. Loss from operations was RMB1.1 billion (US$151.8 million), narrowing by 40% from the same period of 2022.

Adjusted loss from operations1. Adjusted loss from operations was RMB755.4 million (US$103.5million), narrowing by 51% from the same period of 2022. Adjusted loss from operations is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, expenses related to organizational optimization, and termination expenses of certain game projects.

Investment income/(loss), net (including impairments). Total investment loss was RMB245.0 million (US$33.6 million), compared with an investment income of RMB178.6 million in the same period of 2022. The change was primarily attributable to the fair value changes in investments in publicly traded companies. A fair value loss of RMB137.4 million was recognized in the third quarter of 2023, compared to a fair value gain of RMB343.0 million for the same period of 2022.

Income tax expense. Income tax expense was RMB18.0 million (US$2.5 million), compared with RMB27.1 million in the same period of 2022.

Net loss. Net loss was RMB1.3 billion (US$183.3 million), narrowing by 22% from the same period of 2022.

Adjusted net loss1. Adjusted net loss was RMB863.5 million (US$118.3 million), narrowing by 51% from the same period of 2022. Adjusted net loss is a non-GAAP measure that excludes share-based compensation expenses, amortization expenses related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on the repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB3.26 (US$0.45) each, compared with RMB4.34 each in the same period of 2022. Adjusted basic and diluted net loss per share were RMB2.12 (US$0.29) each, compared with RMB4.46 each in the same period of 2022.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2023, the Company had cash and cash equivalents, time deposits and short-term investments of RMB14.5 billion (US$2.0 billion).

Repurchase of Convertible Senior Notes

In the third quarter of 2023, the Company repurchased an aggregate principal amount of US$14.5 million (RMB104.0 million) December 2026 Notes with an aggregate cash consideration of US$13.0 million (RMB93.3 million). As of September 30, 2023, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$861.8 million (RMB6.3 billion).

Outlook

For the full year of 2023, due to lower-than-expected mobile game revenues, the Company currently expects total net revenues to be at the low-end of the RMB22.5 billion to RMB23.5 billion range.

The outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties.

[1]

Adjusted loss from operations, adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

[2]

Total time spent represents the total time users spent on our mobile apps during a given period, which is the result of average daily time spent per active user on our mobile apps multiplied by DAUs and further multiplied by the number of days in such period.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 29, 2023 (8:00 PM Beijing/Hong Kong Time on November 29, 2023). Details for the conference call are as follows:

Event Title:        Bilibili Inc. Third Quarter 2023 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BI1db4115406524e49ae627bb437ede6bc

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.bilibili.com/, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: https://ir.bilibili.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted loss from operations, adjusted net loss and adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,471,331	890,884	991,776	3,875,385	3,014,279
Value-added services (VAS)	2,209,711	2,301,741	2,595,036	6,365,361	7,053,001
Advertising	1,354,834	1,572,840	1,638,232	3,553,856	4,482,876
IP derivatives and others (formerly known as E-commerce and others)	757,775	538,734	580,037	1,962,079	1,628,735

Total net revenues	5,793,651	5,304,199	5,805,081	15,756,681	16,178,891
Cost of revenues	(4,739,435)	(4,076,665)	(4,354,664)	(13,156,939)	(12,397,008)
Gross profit	1,054,216	1,227,534	1,450,417	2,599,742	3,781,883
Operating expenses:
Sales and marketing expenses	(1,228,708)	(918,197)	(992,303)	(3,654,596)	(2,790,686)
General and administrative expenses	(543,366)	(539,699)	(499,132)	(1,704,327)	(1,610,526)
Research and development expenses	(1,131,010)	(1,047,321)	(1,066,155)	(3,271,561)	(3,140,188)

Total operating expenses	(2,903,084)	(2,505,217)	(2,557,590)	(8,630,484)	(7,541,400)

Loss from operations	(1,848,868)	(1,277,683)	(1,107,173)	(6,030,742)	(3,759,517)
Other income/(expenses):
Investment income/(loss), net (including impairments)	178,603	(278,081)	(244,961)	(365,670)	(236,640)
Interest income	82,477	152,026	117,722	172,745	416,022
Interest expense	(63,753)	(47,976)	(30,064)	(187,365)	(135,746)
Exchange losses	(62,867)	(8,840)	(23,871)	(84,393)	(40,423)
Debt extinguishment (loss)/gain	—	(54,043)	9,771	475,790	292,213
Others, net	25,451	(9,677)	(40,695)	92,702	22,633

Total other income/(expenses), net	159,911	(246,591)	(212,098)	103,809	318,059

Loss before income tax	(1,688,957)	(1,524,274)	(1,319,271)	(5,926,933)	(3,441,458)
Income tax	(27,083)	(23,858)	(17,975)	(83,684)	(73,565)

Net loss	(1,716,040)	(1,548,132)	(1,337,246)	(6,010,617)	(3,515,023)
Net loss/(income) attributable to noncontrolling interests	2,590	1,425	(14,198)	8,258	(10,814)

Net loss attributable to the Bilibili Inc.’s shareholders	(1,713,450)	(1,546,707)	(1,351,444)	(6,002,359)	(3,525,837)
Net loss per share, basic	(4.34)	(3.74)	(3.26)	(15.22)	(8.54)
Net loss per ADS, basic	(4.34)	(3.74)	(3.26)	(15.22)	(8.54)
Net loss per share, diluted	(4.34)	(3.74)	(3.26)	(15.22)	(8.54)
Net loss per ADS, diluted	(4.34)	(3.74)	(3.26)	(15.22)	(8.54)
Weighted average number of ordinary shares, basic	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893
Weighted average number of ADS, basic	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893
Weighted average number of ordinary shares, diluted	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893
Weighted average number of ADS, diluted	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	16,076	17,440	18,808	54,188	48,710
Sales and marketing expenses	15,295	14,662	13,523	41,226	42,689
General and administrative expenses	135,420	153,597	155,511	418,295	446,724
Research and development expenses	84,537	115,115	116,195	272,179	327,462

Total	251,328	300,814	304,037	785,888	865,585

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2022	September 30, 2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,172,584	7,639,889
Time deposits	4,767,972	4,404,608
Restricted cash	14,803	167,810
Accounts receivable, net	1,328,584	1,649,961
Prepayments and other current assets	3,545,493	2,419,519
Short-term investments	4,623,452	2,469,203

Total current assets	24,452,888	18,750,990

Non-current assets:
Property and equipment, net	1,227,163	796,644
Production cost, net	1,929,622	1,997,550
Intangible assets, net	4,326,790	3,881,654
Goodwill	2,725,130	2,725,130
Long-term investments, net	5,651,018	4,597,966
Other long-term assets	1,517,959	1,145,299

Total non-current assets	17,377,682	15,144,243

Total assets	41,830,570	33,895,233

Liabilities
Current liabilities:
Accounts payable	4,291,656	4,122,334
Salary and welfare payables	1,401,526	1,070,015
Taxes payable	316,244	275,018
Short-term loan and current portion of long-term debt	6,621,386	4,482,382
Deferred revenue	2,819,323	2,837,780
Accrued liabilities and other payables	1,643,269	1,905,498

Total current liabilities	17,093,404	14,693,027
Non-current liabilities:
Long-term debt	8,683,150	3,076,494
Other long-term liabilities	814,429	650,689

Total non-current liabilities	9,497,579	3,727,183

Total liabilities	26,590,983	18,420,210

Total Bilibili Inc.’s shareholders’ equity	15,237,828	15,462,450
Noncontrolling interests	1,759	12,573

Total shareholders’ equity	15,239,587	15,475,023

Total liabilities and shareholders’ equity	41,830,570	33,895,233

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	RMB	RMB	RMB	RMB	RMB
Loss from operations	(1,848,868)	(1,277,683)	(1,107,173)	(6,030,742)	(3,759,517)
Add:
Share-based compensation expenses	251,328	300,814	304,037	785,888	865,585
Amortization expense related to intangible assets acquired through business acquisitions	48,151	48,151	47,734	144,486	144,036
Expenses related to organizational optimization	—	—	—	89,650	—
Termination expenses of certain game projects	—	—	—	109,054	—

Adjusted loss from operations	(1,549,389)	(928,718)	(755,402)	(4,901,664)	(2,749,896)

Net loss	(1,716,040)	(1,548,132)	(1,337,246)	(6,010,617)	(3,515,023)
Add:
Share-based compensation expenses	251,328	300,814	304,037	785,888	865,585
Amortization expense related to intangible assets acquired through business acquisitions	48,151	48,151	47,734	144,486	144,036
Income tax related to intangible assets acquired through business acquisitions	(5,625)	(5,625)	(5,563)	(23,634)	(16,813)
(Gain)/Loss on fair value change in investments in publicly traded companies	(342,952)	186,687	137,358	(7,023)	(43,875)
Loss/(Gain) on repurchase of convertible senior notes	—	54,043	(9,771)	(475,790)	(292,213)
Expenses related to organizational optimization	—	—	—	89,650	—
Termination expenses of certain game projects	—	—	—	109,054	—

Adjusted net loss	(1,765,138)	(964,062)	(863,451)	(5,387,986)	(2,858,303)

Net loss/(income) attributable to noncontrolling interests	2,590	1,425	(14,198)	8,258	(10,814)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,762,548)	(962,637)	(877,649)	(5,379,728)	(2,869,117)

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	RMB	RMB	RMB	RMB	RMB
Adjusted net loss per share, basic	(4.46)	(2.33)	(2.12)	(13.64)	(6.95)
Adjusted net loss per ADS, basic	(4.46)	(2.33)	(2.12)	(13.64)	(6.95)
Adjusted net loss per share, diluted	(4.46)	(2.33)	(2.12)	(13.64)	(6.95)
Adjusted net loss per ADS, diluted	(4.46)	(2.33)	(2.12)	(13.64)	(6.95)
Weighted average number of ordinary shares, basic	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893
Weighted average number of ADS, basic	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893
Weighted average number of ordinary shares, diluted	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893
Weighted average number of ADS, diluted	395,062,497	413,446,005	413,983,020	394,452,475	412,676,893